Filed pursuant to Rule 253(g)(2)

File No. 024-12341

SUPPLEMENT NO. 3 DATED DECEMBER 13, 2024

TO OFFERING CIRCULAR DATED FEBRUARY 14, 2024

GOLFSUITES 1, INC.

650 E. BLOOMINGDALE AVE. BRANDON, FL 33511

(813) 621-5000

EXPLANATORY NOTE

This Supplement No. 3 to the Offering Circular should be read in conjunction with the Offering Circular dated February 14, 2024 and supplement on May 1, 2024, and May 9, 2024 and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular Supplements are available here:

•	Offering Circular is available HERE.
•	Supplement No. 1 is available HERE.
•	Supplement No. 2 is available HERE.

Additional information about the Company is available in its Annual Report for the fiscal year ended December 31, 2023 filed on Form 1-K available HERE and its Semiannual Report for the period ended June 30, 2024 filed on Form 1-SA available HERE.

The purpose of this supplement is to provide additional information regarding liquidity and capital resources and should be read in conjunction with the Form 1-SA.

 Liquidity and Capital Resources

As of December 13, 2024, the company had cash on hand of $21,640.  The company is looking to raise funds in order to grow and to effectuate its plans for growth described in the offering circular.  Further, the company's operations are cyclical and could be dependent on events such as the weather, the company has and will continue to seek short term financing.  As disclosed in our offering document and our recent filings, the company plans to continue to try to raise additional capital through: (i) additional offerings (ii) mortgage financing and (iii) revenues from Lubbock and Baton Rouge. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.